
10013254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2009

Contents

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2009 and 2008, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2009, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, and the net assets of the Master Trust at December 31, 2009 and 2008, and the changes in its net assets and trust balances for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC
June 25, 2010

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2009

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 3,268,723	$ -	$ 14,525,935	$ 17,794,658
Participant loans	-	-	242,262	242,262
Net assets held in 401(h) trust	-	287,282	-	287,282
Contributions receivable:				
Employees	-	-	29,047	29,047
Lockheed Martin Corporation	9,939	-	-	9,939
Total assets	3,278,662	287,282	14,797,244	18,363,188
Liabilities				
Administrative expenses payable	-	-	3,211	3,211
Amounts related to obligation of 401(h) trust	-	287,282	-	287,282
Total liabilities	-	287,282	3,211	290,493
Net assets available for benefits	$ 3,278,662	$ -	$ 14,794,033	$ 18,072,695

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2008

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 3,542,644	$ -	$ 12,183,704	$ 15,726,348
Participant loans	-	-	234,099	234,099
Net assets held in 401(h) trust	-	224,824	-	224,824
Contributions receivable:				
Employees	-	-	14,482	14,482
Lockheed Martin Corporation	4,958	-	-	4,958
Total assets	3,547,602	224,824	12,432,285	16,204,711
Liabilities				
Administrative expenses payable	-	-	3,332	3,332
Amounts related to obligation of 401(h) trust	-	224,824	-	224,824
Total liabilities	-	224,824	3,332	228,156
Net assets available for benefits	$ 3,547,602	$ -	$ 12,428,953	$ 15,976,555

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

	ESOP Fund	Participant-Directed Investments	Total
		(In thousands)	
Net assets available for benefits at beginning of year	**$ 3,547,602**	**$ 12,428,953**	**$ 15,976,555**
Additions to net assets:			
Contributions:			
Employees	**48,609**	**813,947**	**862,556**
Lockheed Martin Corporation	**279,668**	**68**	**279,736**
Total contributions	**328,277**	**814,015**	**1,142,292**
Net investment (loss) gain from the Master Trust	**(276,126)**	**2,013,845**	**1,737,719**
Total additions	**52,151**	**2,827,860**	**2,880,011**
Deductions from net assets:			
Distributions and withdrawals	**320,973**	**461,310**	**782,283**
Administrative expenses	**167**	**12,894**	**13,061**
Total deductions	**321,140**	**474,204**	**795,344**
Change in net assets	**(268,989)**	**2,353,656**	**2,084,667**
Transfers from other plans, net	**49**	**11,424**	**11,473**
Net assets available for benefits at end of year	**$ 3,278,662**	**$ 14,794,033**	**$ 18,072,695**

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Notes to Financial Statements

December 31, 2009

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual basis of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan sponsor and the Plan administrator.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for more information). The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the Plan invests daily, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan includes an Employee Stock Ownership Plan feature (the ESOP). Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Company Stock Fund may be reinvested in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to a participant, the participant's balances in the Corporation's stock must be held in the ESOP Fund or the Company Stock Fund on the record date of the dividend. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

Contributions

Eligible employees are automatically enrolled in the Plan at a rate of 3% of their eligible compensation in before-tax contributions. The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, eligible employees can make contributions of up to 25% of the employee's base salary, subject to regulatory limitations. The Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. All participants are 100% vested in all employer contributions and immediately vested in all employee contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund. Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they may be transferred into the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Company Stock Fund or the ESOP Fund.

2. Description of the Plan (continued)

Contributions (continued)

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial transfer to the SMA must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50 percent of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2. Description of the Plan (continued)

ESOP Feature

State Street Bank and Trust Company is the trustee of the ESOP Fund. There were 43,104,873 shares and 42,025,317 shares of Lockheed Martin Corporation common stock in the ESOP Fund as of December 31, 2009 and 2008, respectively.

Each week, the participant's account under the ESOP feature of the Plan is credited with shares of the ESOP Fund equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of post retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the Code, the Plan's investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

3. Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

3. Fair Value Measurements (continued)

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for information on the valuation methods used for the Master Trust's investment assets and their related levels within the fair value hierarchy). Participant loans are valued at $242,262,000 and $234,099,000 as of December 31, 2009 and December 31, 2008, respectively. The change in value is attributable to loan repayments net of loan issuances in 2009. Participant loans are valued at amortized cost, which approximates fair value, and are considered to be Level 3 within the fair value hierarchy.

The assets in the 401(h) trust are held outside the Master Trust in a separate trust. The following is a description of the valuation methodologies used for investments measured at fair value in the 401(h) trust:

U.S. equity securities and international securities are traded on national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are public investment vehicles valued using the Net Asset Value ("NAV") provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 since they are traded at their NAV on a nationally recognized securities exchange.

Fixed income securities (Corporate debt securities, U.S. Government securities, and Other fixed income securities) are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

3. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the 401(h) trust's investment assets at fair value as of December 31, 2009 and 2008:

2009 Investment Assets	Level 1	Level 2	Total
	(In thousands)		
Corporate debt securities	$ -	$ 25,047	$ 25,047
International equity	9,867	5	9,872
Commingled equity funds	31,591	-	31,591
Other fixed income	-	55,047	55,047
U.S. equity	129,953	-	129,953
U.S. Government securities	-	31,895	31,895
			-
Total Investment Assets at Fair Value	$ 171,411	$ 111,994	$ 283,405

2008 Investment Assets	Level 1	Level 2	Total
	(In thousands)		
Corporate debt securities	$ -	$ 25,637	$ 25,637
International equity	13,329	-	13,329
Commingled equity funds	29,037	-	29,037
Other fixed income	-	24,501	24,501
U.S. equity	100,817	-	100,817
U.S. Government securities	-	31,036	31,036
Total Investment Assets at Fair Value	$ 143,183	$ 81,174	$ 224,357

3. Fair Value Measurements (continued)

As of December 31, 2009, there were no investments in the 401(h) trust categorized as Level 3. During 2009, there were no investments in the 401(h) trust transferred in or out of the Level 3 category.

4. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated February 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

5. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2009 and 2008 was 88.65% and 89.08%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

6. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. See Note 5 of the attached financial statements of the Defined Contribution Plans Master Trust for additional information.

Participant loans are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee of the 401(h) Account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009
	(In thousands)
Net assets available for benefits per the financial statements	$ 18,072,695
Add: Net assets held in 401(h) trust per Form 5500	287,282
Net assets available for benefits per the Form 5500	$ 18,359,977

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2009, per the financial statements to the Form 5500:

	Amounts per Financial Statements	401(h) Trust	Amounts per Form 5500
		(In thousands)	
Interest and dividend income	$ -	$ 6,174	$ 6,174
Net realized and unrealized gain	$ -	$ 56,664	$ 56,664

	Amounts per Financial Statements	Administrative Expenses	Amounts per Form 5500
		(In thousands)	
Net investment gain from the Master Trust	$ 1,737,719	$ (9,850)	$ 1,727,869
Administrative expenses	$ (13,061)	$ 9,850	$ (3,211)

7. Reconciliation to Form 5500 (continued)

The net assets of the 401(h) trust are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits. Differences in the Plan's interest in the net investment gain from the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

8. Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a class of purportedly similarly situated participants and beneficiaries in the Plan. Plaintiffs allege that the Corporation or LMIMCo caused the Plan to pay expenses that were higher than reasonable by, among other actions, permitting service providers of the Plan to engage in revenue sharing, paying investment management fees for the company stock funds, and causing the company stock funds to hold cash for liquidity, thus reducing the return on those funds. The plaintiffs further allege that the Corporation or LMIMCo failed to disclose information appropriately relating to the fees associated with managing the Plan. In August 2008, plaintiffs filed an amended complaint, adding allegations that the Corporation or LMIMCo breached fiduciary duties under ERISA by providing inadequate disclosures with respect to the Stable Value Fund offered under the Plan. In April 2009, the Judge dismissed the plaintiffs' claims that were based on revenue sharing but let stand the claims about the company stock funds, the Stable Value Fund, and the overall fees paid by the Plan. The Judge also certified a class for the Plan for the claims concerning the Stable Value Fund and the overall fees paid by the Plan. The Corporation and LMIMCo are appealing that order. The Corporation and LMIMCo dispute the allegations and are defending against them.

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	401(h) Trust **			
	U.S. Government Securities			
	Federal Home Ln Mtg Corp Pool #B1-3120 6.5% 06-01-2016	128,529	$ 137	$ 136
	Federal Home Ln Mtg Corp Pool #C9-0524 6.5% 02-01-2022	498,922	518	542
	Federal Home Ln Mtg Corp Pool #G01767 6.5% 12-01-2032	88,024	90	95
	Federal Home Ln Mtg Corp Pool #G01768 6.5% 12-01-2031	520,269	532	563
	Federal Home Ln Mtg Corp Pool #G1-1045 7.5% 10-01-2012	102,957	109	108
	Federal Home Ln Mtg Corp Pool #G1-1184 5.5% 09-01-2016	450,284	463	479
	Federal Home Ln Mtg Corp Pool #G11399 5.5% 04-01-2018	192,458	196	205
	Federal Home Ln Mtg Corp Pool #G11431 6%02-01-2018	301,576	312	323
	Federal Home Ln Mtg Corp Pool #G1-1433 6% 09-01-2017	265,595	276	285
	Federal Home Ln Mtg Corp Pool #G1-1434 6.5% 01-01-2018	267,696	282	289
	Federal Home Ln Mtg Corp Pool #G1-1673 6% 01-01-2020	294,430	306	315
	Federal Home Ln Mtg Corp Pool #G1-2395 6% 10-01-2021	940,533	943	1,006
	Federal Home Ln Mtg Corp Pool #H0-9117 6.5% 11-01-2037	886,918	901	947
	FHLMC GOLD C90583 6% 10-01-2022	643,646	652	693
	FHLMC GOLD C9-1013 6.5% 01-01-2027	333,879	577	609
	FHLMC GOLD G1-1344 6% 10-01-2017	333,879	349	358
	FHLMC MULTICLASS Series 2541 CL MD 6% 03-15-2032	236,684	239	247
	FHLMC MULTICLASS Series 3389 CL GA 6% 12-15-2035	1,257,665	1,270	1,321
	FHLMC MULTICLASS Series T-51 CL 2A 7.5% 08-25-2042	399,735	440	448
	FHLMC MULTICLASS Series T-54 CLASS-3A 7% 02-25-2043	147,196	158	163
	FNMA 6.15712% 08-25-2047	868,996	877	939
	FNMA Pool #545059 6.241% 05-01-2011	141,100	157	147
	FNMA Pool #545179 6.253% 09-01-2011	157,243	170	166
	FNMA Pool #545209 6.13% 10-01-2011	132,822	147	141
	FNMA Pool #545210 5.922% Due 10-01-2011	257,728	282	271
	FNMA Pool #545258 5.933% Due 11-01-2011	44,051	46	46
	FNMA Pool #545378 5.418% Due 12-01-2011	123,966	126	131
	FNMA Pool #555013 5.5% Due 11-01-2017	708,213	716	754
	FNMA Pool #725135 6% 05-01-2018	256,766	270	275
	FNMA Pool #725194 6% 12-01-2018	150,059	158	161
	FNMA Pool #725510 6.5% 07-01-2017	218,395	230	235
	FNMA Pool #725879 6% 08-01-2019	198,482	208	212

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	U.S. Government Securities (continued)			
	FNMA Pool #735439 6% 09-01-2019	208,399	$ 214	$ 223
	FNMA Pool #735857 6.5% 06-01-2033	869,542	899	940
	FNMA Pool #760744 4.75% 03-01-2015	275,000	266	287
	FNMA Pool #760762 4.89% 04-01-2012	125,000	121	129
	FNMA Pool #888151 5.5% Due 01-01-2021	654,715	657	698
	FNMA Pool #889886 7% Due 12-01-2037	1,086,438	1,137	1,192
	FNMA Pool #995952 6.5% 02-01-2038	2,243,792	2,385	2,394
	FNMA Pool #Ad 0070 6.5% 12-01-2037	461,998	493	493
	FNMA Pool #Ad 0119 6% 07-01-2038	2,122,087	2,233	2,251
	FNMA Pool #Ad 0217 6% 08-01-2037	1,810,718	1,914	1,935
	FNMA Pool #Ad 0526 6% 12-01-2038	1,833,104	1,962	1,942
	FNMA Preassign 00059 6.5% 02-25-2044	249,193	256	270
	FNMA Remic Series 2003-W17 CL PT1 9.00544% 08-25-2032	204,306	233	228
	Small Bus Admin Gtd Dev Partn CD 5.24% Due 1-23/02-1-10	318,273	318	331
	Small Bus Admin Gtd Dev Partn Ctf 5.31% Due 08-01-2022	237,574	244	251
	Small Bus Admin Gtd Dev Partn Ctf 5.13% Due 09-01-2023	251,389	251	264
	Small Bus Admin Gtd Dev Partn Ctf 0%Due 02-01-2026	450,044	450	478
	US Treas Notes 2.125% Due 04-30-2010	2,500,000	2,526	2,516
	US Treas Notes Dtd 00151 4.75% Due 02-15-2010	2,450,000	2,527	2,463
	Total U. S. Government Securities		$ 31,223	$ 31,895
	Corporate Debt Instruments Preferred			
	Aegon Naamloze Vennootschap Note 4.75% Due 06-01-2013	725,000	$ 697	$ 729
	American International Group 8.25% Due 08-15-2018	325,000	325	305
	AT&T Corp Var Rate Due 11-15-2031/11-14-2031	225,000	268	275
	Bank of America Funding Corp 7.625% Due 06-01-2019	200,000	203	231
	Bank of America Funding Corp Series Note 7.375% Due 05-15-2014	250,000	249	284
	Bank of America N A Medium Term 5.3% Due 03-15-2017	500,000	500	490
	BHP Billiton Financial 5.5% Due 04-01-2014	250,000	249	274

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Corporate Debt Instruments Preferred (continued)			
	Boston Properties Ltd 5.625% Due 04-15-2015	250,000	$ 244	$ 257
	Boston Properties Ltd 6.25% Due 01-15-2013	375,000	392	400
	Burlington Northern Santa Fe Railway 5.629% Due 04-01-2024	118,932	119	123
	Burlington Northern Santa Fe Railway 5.996% Due 04-01-2024	575,979	576	613
	Burlington Northern Santa Fe Railway 5.943% Due 01-15-2022	221,719	227	242
	Burlington Northern Santa Fe RailwaY 8.251% Due 01-15-2021	248,360	289	304
	Citigroup Inc Global Series Note Floating Rate Due 05-15-2018	700,000	700	650
	Citigroup Inc Note 6.125% Due 11-21-2017	350,000	349	353
	CSX Transportation Inc 6.251% Due 01-15-2023	161,503	161	174
	Federal Express Corp 6.72% Due 01-15-2022	243,598	279	254
	General Electric Co Note 5% Due 02-01-2013	600,000	596	635
	HSBC Holdings Placement 6.5% Due 05-02-2036	325,000	339	341
	HSBC Holdings Placement 6.5% Due 09-15-2037	100,000	100	104
	Koninklijke Philips Electrs 5.75% Due 03-11-2018	300,000	296	319
	Private Placement Roche Holdings Inc 6% Due 03-01-2019	275,000	271	302
	SLM Student Loan Trust Floating 07-27-2015	137,656	136	138
	St Paul Travelers Cos Inc 5.5% Due 12-01-2015	100,000	102	108
	Travelers Cos Inc 5.75% Due 12-15-2017	150,000	150	159
	Travelers Property Casaulty Corp 5% Due 3-15-13	200,000	201	210
	Union Pacific Railroad Co 5.082% Due 01-02-2029	284,337	284	276
	Union Pacific Railroad Co 8% Due 01-10-21	117,669	140	138
	Wachovia Bank Natl Assn Medium Term 6% Due 11-15-2017	375,000	372	392
	Wachovia Corp 5.75% Due 02-01-2018	175,000	174	183
	Wachovia Corp Global Med Term Floating Rate Due 05-01-2013	700,000	700	714
	Wellpoint Inc Note 5% Due 12-15-2014	175,000	164	182
	Wellpoint Inc Note 5.25% Due 01-15-2016	625,000	604	631
	Total Corporate Debt Instruments Preferred		$ 10,456	$ 10,790

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock			
	1St Source Corp	8,511	$ 132	$ 137
	3M Co	30,303	2,043	2,505
	Abbott Labs	72,981	3,715	3,940
	Ace Ltd	8,700	449	438
	Advance Auto Parts Inc	3,747	145	152
	Aep Inds Inc	549	22	21
	Affiliated Computer Services	2,536	119	151
	Agl Res Inc	3,377	123	123
	Alexion Pharmaceuticals Inc	2,384	107	116
	Allegheny Technologies Inc	9,400	335	421
	Allergan Inc	34,600	2,046	2,180
	Altria Group Inc	18,613	348	365
	American Electric Power Co Inc	8,004	254	278
	American Financial Group Inc	5,535	146	138
	Ameren Corp	5,675	148	159
	Amerisourcebergen Corp	6,538	141	170
	Amgen Inc	7,067	352	400
	Analog Devices Inc	5,705	158	180
	Aon Corp	5,497	213	211
	Apache Corp	3,400	321	351
	Apple Inc	15,100	2,050	3,184
	Archer Daniels Midland Co	14,748	431	462
	Arena Res Inc	2,800	125	121
	AT&T Inc	45,754	1,209	1,282
	Automatic Data Processing Inc	7,600	299	325
	Autozone Inc	1,022	151	162
	Ball Corp	2,895	151	150
	Bank New York Mellon Corp	6,100	163	171
	Bank Of America Corp	48,000	819	723
	Bank of Hawaii Corp	3,276	138	154
	Bank Of The Ozarks Inc	5,050	132	148
	BB&T Corp	7,200	198	183
	Becton Dickinson & Co	6,187	433	488
	Berkley W R Corp	5,875	147	145

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Bio-Reference Labs Inc	3,100	$ 121	$ 121
	Black Hills Corp	4,500	125	120
	Blackrock Inc	1,800	370	418
	Block H & R Inc	7,745	135	175
	Bob Evans Farms Inc	4,900	147	142
	Bok Financial Corp	2,980	144	142
	Brinks Co	3,576	98	87
	Bristol Myers Squibb Co	15,668	353	396
	Brown-Forman Inc Class B Non-Vtg	3,064	151	164
	Burlington Northern	10,600	762	1,045
	C.H. Robinson Worldwide Inc	1,788	99	105
	Cameco Corp	3,500	98	113
	Cameron International Corp	47,500	1,829	1,986
	Canadian General Investment	18,597	264	281
	Caterpillar Inc	2,800	97	160
	Century Australia	1,066,729	843	835
	Centurytel Inc	5,024	162	182
	Chattem Inc	1,700	159	159
	Chevron Corp	18,993	1,156	1,462
	China Mobile Ltd	2,900	147	135
	Chubb Corp	5,109	252	251
	Church & Dwight Inc	2,610	148	158
	Cisco Systems Inc	10,048	234	241
	Classorox Co	2,810	161	171
	CNOOC Ltd	210,000	302	330
	Coca Cola Co	59,953	3,590	3,417
	Colgate-Palmolive Co	28,691	2,139	2,357
	Comcast Corp	14,200	234	239
	Commercial Bancshares Inc	3,933	144	152
	Computer Science Corp	3,065	116	176
	Comstock Resources Inc	3,600	153	146
	Conocophillips	1,107	53	57
	Contango Oil & Gas Co	2,800	132	132
	Corning Inc	8,700	135	168

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Costco Wholesale Corp	42,500	$ 2,500	$ 2,515
	Covidien Ltd	4,100	154	196
	Cubist Pharmaceuticals Inc	3,406	74	65
	CVS Caremark Corp	5,200	153	167
	Cybersource Corp	7,800	160	157
	Cymer Inc	3,900	152	150
	Darden Restaurants Inc	4,343	158	152
	Davita Inc	2,810	156	165
	Del Monte Foods Co	12,858	146	146
	Devon Energy Corp	9,800	702	720
	Diageo Plc Sponsored	2,700	171	187
	Diamond Offshore Drilling Inc	1,618	157	159
	Dollar Tree Inc	3,065	147	148
	DTE Energy Co	3,787	138	165
	DTS Inc	3,600	124	123
	Dun & Bradstreet Corp	1,958	146	165
	E On ADR Ag	4,000	167	167
	Earthlink Inc	16,434	143	137
	Edwards Lifesciences Corp	1,858	144	161
	Emerson Electric Co	17,700	919	754
	Energen Corp	2,469	110	116
	Energizer Holdings Inc	1,773	119	109
	Enervest Diversified Income	32,757	-	5
	Entergy Corp	2,299	183	188
	Everest Research Group	5,588	477	479
	Exelon Corp	7,898	405	386
	Exxon Mobil Corp	30,123	2,108	2,054
	F P L Group Inc	12,300	680	650
	Fedex Corp	2,600	201	217
	Fluor Corp	32,000	1,688	1,441
	Forest Laboratories Inc	5,875	169	189
	Franklin Resources Inc	1,600	170	169
	General Dynamics Corp	8,500	535	579
	General Electric Co	71,340	1,481	1,079

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	General Mills Inc	2,895	$ 173	$ 205
	Genuine Parts Co	8,557	311	325
	Gilead Sciences Inc	51,400	2,309	2,225
	Global Mining Inv Npv	294,945	298	322
	Goldman Sachs Group Inc	3,403	607	575
	Google Inc	6,397	3,660	3,966
	H J Heinz	4,343	173	186
	Harris Corp	9,100	333	433
	HCC Insurance Holindgs Inc	30,294	851	847
	Healthcare Svcs Group Inc	6,953	137	149
	Hennes & Mauritz Ser'B'Npv	2,800	163	156
	Hewitt Assocs Inc Class A	3,687	132	156
	Hewlett Packard Co	72,722	2,105	3,746
	HMS Holdings Corp	3,091	134	150
	Hongkong Land Holdings	30,000	128	149
	Hormel Foods Corp	3,917	145	151
	HSBC Holdings Plc	2,700	150	154
	Hudson City Bancorp Inc	11,666	160	160
	Informatica Corp	5,900	156	153
	Intel Corp	27,589	541	563
	International Business Machs Corp	7,454	902	976
	Intersil Corp	10,500	155	161
	Johnson & Johnson	19,033	1,142	1,226
	JP Morgan Chase & Co	80,138	3,247	3,339
	Juniper Networks Inc	56,400	1,425	1,504
	Kimberly-Classark Corp	3,321	191	212
	Kraft Foods Inc	9,026	237	245
	Kroger Co	7,834	165	161
	L-3 Communications Hldg Corp	6,200	499	539
	Laboratory Corp Amer Hldgs	2,299	152	172
	Lancaster Colony Corp	2,500	126	124
	Lauder Estee Cos Inc	3,347	118	162
	Law Debenture Corp Ord	41,389	183	190
	Lorillard Inc	3,199	239	257

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Marathon Oil Corp	16,160	$ 545	$ 504
	Markel Corp Holding Co	426	139	145
	Mattel Inc	9,600	180	192
	McDonalds Corp	62,064	2,995	3,875
	Mckesson Corp	4,551	271	284
	Medco Health Solutions Inc	4,565	268	292
	Medtronic Inc	9,500	358	418
	Merck & Co Inc	79,081	2,497	2,890
	Metlife Inc	19,200	769	679
	Microchip Technology Inc	5,535	151	161
	Microsoft Corp	35,012	902	1,068
	Molson Coors Brewing Co	3,151	155	142
	Monks Inv Trust	356,330	1,636	1,686
	Monsanto Co	13,700	1,108	1,120
	Morgan Stanley	8,200	241	243
	Murphy Oil	2,725	168	148
	Nash Finch Co	2,640	76	98
	Natl Presto Inds Inc	1,100	121	120
	New York Community Bancorp Inc	11,483	134	167
	Newfield Exploration	1,100	55	53
	Newmont Mining Corp	4,228	180	200
	Nike Inc	30,300	1,673	2,002
	Nordstrom Inc	5,500	173	207
	Norfolk Southern Corp	3,200	152	168
	Northern Trust Corp	2,299	119	120
	Northrop Grumman Corp	8,900	443	497
	NSTAR	4,268	139	157
	Occidental Petroleum Corp	25,241	1,674	2,053
	OGE Energy Corp	4,257	140	157
	Omnicom Group Inc	4,428	167	173
	Oneok Inc	3,702	131	165
	Oraclasse Corp	21,972	490	539
	Pactiv Corp	4,105	105	99
	Peets Coffee & Tea Inc	3,151	106	105

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Pegasystems Inc	4,200	$ 149	$ 143
	Peoples United Financial Inc	9,452	152	158
	Pepsico Inc	53,673	3,581	3,263
	Perrigo Co	4,002	149	159
	Petsmart Inc	5,450	129	145
	Pfizer Inc	53,827	942	979
	PG&E Corp	6,028	254	269
	Piedmont National Gas Inc	5,700	157	152
	Praxair Inc	4,469	356	359
	Priceline Com Inc	837	131	183
	Procter & Gamble Co	41,844	2,608	2,537
	Progress Software Corp	4,900	143	143
	PSS World Medical Inc	6,000	136	135
	Public Service Enterprise Group Inc	5,960	191	198
	Qualcomm Inc	79,662	3,374	3,685
	Quest Diagnostics Inc	2,895	159	175
	Questar Corp	3,832	152	159
	Raytheon Co	4,172	193	215
	Republic Bancorp Inc Ky Cdt-Class A	6,642	146	137
	Research In Motion Ltd	33,000	2,264	2,229
	ResMed Inc	3,065	152	160
	Reynolds American Inc	3,321	151	176
	Ross Stores Inc	12,536	588	535
	Safeway Inc	7,408	144	158
	Schlumberger Ltd	48,837	3,046	3,179
	Schroder Asia Pacific Subscription	10,071	-	2
	Schwab Charles Corp	123,200	2,336	2,319
	Seacor Holdings Inc	1,788	146	136
	Sempra Energy Inc	10,906	557	611
	Sherwin-Williams Co	2,554	156	157
	Shoppers Drug Mart	4,000	161	173
	Southwestern Energy Co	2,469	109	119
	Stericycle Inc	2,895	154	160
	Strayer Education Inc	766	156	163

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Stryker Corp	21,500	$ 1,298	$ 1,083
	Sysco Corp	6,812	177	190
	Techne Corp	2,000	139	137
	Teva Pharmaceutical Industries	9,100	465	511
	Texas Instruments Inc	25,111	604	654
	Throgmorton Trust Subscription	6,000	-	1
	TJX Companies Inc	53,200	1,958	1,944
	Tompkins Financial Corp	3,065	140	124
	Toronto-Dominion Npv	6,000	383	378
	Total Eur2.5	15,300	944	988
	Transatlantic Holdings Inc	2,810	142	146
	Transocean Ltd	4,900	419	406
	Travelers Companies Inc	4,072	147	203
	Trustco Bank Corp NY	12,432	80	78
	Trustmark Corp	6,767	137	153
	United Parcel Service Inc	2,800	165	161
	United Technologies Corp	1,533	95	106
	Universal Health Services Inc	4,598	143	140
	US Bancorp	24,400	555	549
	United Therapeutics Corp	3,000	158	158
	VF Corp	4,500	327	330
	Varian Semiconductor Equiptment Assocs Inc	4,400	156	158
	Vector Group Ltd	10,400	145	146
	Verizon Communications	20,102	609	666
	Vertex Pharmaceuticals Inc	2,895	99	124
	Visa Inc	31,600	1,735	2,764
	Wal-Mart De Mex Sab De Cv	3,700	139	166
	Wal-Mart Stores Inc	74,226	3,901	3,967
	Walt Disney Co	44,000	1,046	1,419
	Waste Management Inc	10,960	335	371
	Weis Market Inc	4,202	149	153
	Wells Fargo & Co	29,474	1,268	795
	Western Digital Corp	4,143	153	183
	Wis Energy	6,888	319	343
	Xcel Energy Inc	8,577	183	182
	Total Common Stock		$ 129,596	$ 138,931

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Corporate Debt Instruments Other			
	AOL Time Warner Inc 7.7% Due 05-01-2032	305,000	$ 329	$ 358
	AOL Time Warner Inc 7.625% Due 04-15-2031	900,000	993	1,045
	Bac Cap Tr Vi 5.625% Due 03-08-2035	150,000	145	120
	Bac Cap Tr Xi 6.625% Due 05-23-2036	275,000	287	246
	Bank One Cap Iii 8.75% Due 09-01-2030	275,000	351	310
	Boston Scientific 5.45% Due 06-15-2014	100,000	89	105
	Boston Scientific 6.4% Due 06-15-2016	425,000	384	457
	Capital One Financial Corp 6.75% Due 09-15-2017	750,000	739	807
	Cigna Corp 6.15% Due 11-15-2036	125,000	127	109
	Cigna Corp 7.875% Due 05-15-2027	325,000	349	325
	Cigna Corp Note 6.375% Due 10-15-2011	150,000	159	159
	CMO Small Business Admin Gtd Dev 5.49% Due 02-01-2027	550,512	550	589
	Comcast Corp New 5.85% Due 11-15-2015	270,000	269	297
	Comcast Corp New 5.9% Due 03-15-2016	150,000	150	162
	Comcast Corp New 6.3% Due 11-15-2017	25,000	25	27
	Comcast Corp New 6.5% Due 15-01-2017	250,000	255	277
	Cox Communications 5.45% Due 12-15-2014	475,000	476	509
	Cox Communications 5.5% Due 10-01-2015	75,000	70	80
	Dow Chemical Company 7.375% Due 11-01-2029	375,000	428	409
	Dow Chemical Company 8.55% Due 05-15-2019	375,000	412	447
	Dow Chemical Company Note 9.4% Due 05-15-2039	50,000	50	66
	Fedex Corp 7.375% Due 01-15-2014	100,000	100	113
	Fedex Corp Nt 8% Due 01-15-2019	75,000	75	90
	Federated Retail Holdings 6.375% Due 03-15-2037	100,000	80	85
	Lafarge S A Note 6.5% Due 07-15-2016	300,000	299	318
	Liberty Media Corp 8.25% Due 02-01-2030	141,000	140	129
	Liberty Media Corp 8.5% Due 07-15-2029	30,000	26	27
	Macy's Retail Holdings 7% Due 02-15-2028	75,000	70	66
	Macy's Retail Holdings 8.875% Due 07-15-2015	100,000	101	110
	May Dept Stores Co 6.65% Due 07-15-2024	325,000	211	296
	May Dept Stores Co 6.7% Due 07-15-2034	325,000	328	283
	May Dept Stores Co 7.45% Due 10-15-2016	350,000	388	345
	Nordstrom Inc 6.75% Due 06-01-2014	100,000	100	112

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Corporate Debt Instruments Other (continued)			
	Nordstrom Inc 6.95% Due 03-15-2028	250,000	$ 286	$ 272
	Norfolk Southern Note 7.7% Due 05-15-2017	275,000	310	322
	Private Placement Cox Comm Inc 5.875% Due 12-01-2016	225,000	223	238
	Private Placement Cox Comm Inc 8.375% Due 03-01-2039	175,000	174	218
	Private Placement Cox Comm Inc 9.375% Due 01-15-2019	250,000	248	316
	Private Placement Liberty Mutual Group Inc144A 7.25% Due 09-01-2012	165,000	165	170
	Reed Elsevier Cap 8.625% Due 01-15-2019	300,000	299	365
	Reed Elsevier Cap Inc Gtd Npte 7.75% Due 01-15-2014	50,000	53	57
	SLM Corp Medium 8.45% Due 06-15-2018	525,000	515	518
	Sprint Cap Corp 6.875% Due 11-15-2028	100,000	80	83
	Sprint Cap Corp 6.9% Due 05-01-2019	100,000	85	92
	Sprint Nextel Corporation 6% Due 12-01-2016	350,000	330	319
	Time Warner Cable 8.25% Due 04-01-2019	175,000	192	208
	Time Warner Cable 8.75% Due 02-14-2019	350,000	378	427
	Union Pac Corp 4.875% Due 01-15-2015	200,000	194	208
	Union Pac Corp 6.125% Due 02-15-2020	200,000	209	217
	Union Pac Corp 7.875% Due 01-15-2019	325,000	324	393
	Unum Corp Nt 6.75 Due 12-15-2028	47,000	43	39
	Unumprovident Corp Series Note 7.625% Due 03-01-2011	22,000	23	23
	Whirlpool Corp 6.5% Due 06-15-2016	225,000	226	234
	Xerox Corp 6.4% Due 03-15-2016	700,000	720	744
	Xerox Corp 6.75% Due 02-01-2017	400,000	416	429
	Xerox Corp 6.875% Due 08-15-2011	200,000	208	214
	Total Corporate Debt Instruments Other		$ 14,256	$ 14,984

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Collective Trusts			
	Northern Trust Collective Short Term Investment Fund	53,014,650	$ 53,015	$ 53,015
	Total Common Collective Trusts		$ 53,015	$ 53,015
	Value of Interest in Registered Investment Companies			
	Advance Dev Mkts F	45,540	$ 274	$ 295
	Alliance Trust	364,521	1,844	1,932
	Anglo & Overseas	25,248	40	42
	ASA Ltd	3,290	250	255
	Baillie Gif Japan Trust	351,146	910	856
	Blackrock Smaller Companies Trust	40,775	192	187
	Blackrock World Mining Trust	128,987	1,063	1,146
	Brit Emp Secs&Gen	242,570	1,687	1,632
	Edinburgh Uk Track	45,563	168	175
	Elec.& Gen.It	275,513	1,619	1,656
	Enervest Divsfd In Trust Units	141,268	1,568	1,668
	European Investment Trust Plc	275,520	2,404	2,362
	Fidelity Eur Value	169,850	3,058	3,157
	Foreign & Colonial Investment Trust	59,586	244	262
	Henderson SML Cos	140,777	463	421
	HSBC China Dragon Funds	585,000	557	616
	JP Morgan Eur Fldg	89,320	962	971
	JP Morgan Japanese Inv Trust	436,719	1,071	1,079
	JP Morgan Euro It Growth Shares	392,812	1,104	1,108
	Martin Currie Pacific Trust	52,453	198	197
	Mercantile Investment Trust PLC	19,239	288	268
	Ishares Inc MSCI Australia Index Fund	41,552	924	949
	Ishares Inc MSCI CDA Index Fund	15,130	382	398
	Japan Smaller Capitalization Fund	98,581	755	722
	Morgan Stanley Asia Pacific Fund	25,587	370	375
	Schroder Japan Growth	579,941	701	698
	Schroder Uk Growth	723,097	1,233	1,261
	Scottish Mortgage Investment Trust	65,053	557	566
	SVM Global Fund	88,360	368	363
	Throgmorton Trust	84,009	166	162
	Van Eyk Three Pillars	416,000	334	346
	Wilson Investment	153,208	99	104
	Witan Pacific Investmen Trust	61,395	164	168
	Total Value of Interest in Registered Investment Companies		$ 26,017	$ 26,397

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2009

		(In thousands)	
Cash and Cash Equivalents	3,449,497	$ 3,449	$ 3,449
Other Investments			
AMP Capital China Growth Fund	67,307	$ 63	$ 64
California St Bond 5.45% 04-01-2015	100,000	101	101
California St Bond 6.2% 10-01-2019	75,000	75	73
California St Bond 7.5% 04-01-2034	625,000	608	611
California St Bond 7.55% 04-01-2039	450,000	456	442
California St Bond Rmrktd 5.65% 04-01-2039	75	75	78
Corp Office Properties Trust	5,000	196	183
Edinburgh Dragon Trust	48,900	141	153
Henderson TR Pacific Investment Trust	111,193	284	297
JP Morgan Russian Securities PLC	14,845	110	113
JP Morgan Asian It Fund	129,316	383	403
Jupiter European Opportunities Fund	52,905	148	162
Public Storage REIT	3,100	242	252
Schroder Asia Pacific Fund	86,811	235	253
Simon Property Group Inc	4,333	315	346
Templeton Emerging Markets Investment Trust	456,355	3,716	3,862
Total Other Investments		$ 7,148	$ 7,393
Total 401(h) Trust**		$275,160	$286,854
Participant Loans* Interest rates ranging from 3.25% to 10.5%; varying maturities		-	$242,262

* Party-in-interest for which a statutory exemption exists.

** 401(h) Trust net assets include interest and dividend receivable of $995,000 and pending trades receivable of $4,179,000 and payable of $4,746,000.

***Schedule reflects the assets held in the 401(h) account and participant loans and excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31,	
	2009	2008
	(In thousands)	
Assets		
Cash and cash equivalents	$ **912,966**	$ 975,313
Equity:		
U.S. equity securities	**1,903,904**	714,555
U.S. equity securities - Lockheed Martin Corp.	**4,695,159**	5,169,011
International equity securities	**104,082**	44,281
Commingled equity funds	**7,162,861**	6,976,978
Total equity	**13,866,006**	12,904,825
Fixed income:		
Corporate debt securities	**52,088**	107,096
U.S. Government securities	**1,079,913**	1,086,240
Other fixed income	**3,814,108**	2,218,747
Total fixed income	**4,946,109**	3,412,083
Guaranteed investment contracts	**377,049**	323,386
Wrap contracts	**3,895**	4,521
Total Investments	**19,193,059**	16,644,815
Other Assets		
Dividends and interest receivable	**16,760**	24,077
Other receivables	**838**	890
Total Assets	**20,123,623**	17,645,095
Liabilities		
Dividends payable	**2,117**	14,298
Administrative expenses payable	**5,032**	5,709
Accounts payable for securities purchased	**21,263**	76,087
Total liabilities	**28,412**	96,094
Net assets reflecting investments at fair value	**20,095,211**	17,549,001
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(47,994)**	74,454
Net assets	$ **20,047,217**	$ 17,623,455

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2009
(In thousands)

Net assets at beginning of year	$ 17,623,455
Additions to net assets:	
Contributions:	
Employees	1,013,878
Lockheed Martin Corporation	344,067
Total contributions	1,357,945
Investment income:	
Dividends and interest	296,565
Net realized and unrealized gain	1,655,920
Total investment income	1,952,485
Total additions	3,310,430
Deductions from net assets:	
Distributions and withdrawals	900,918
Administrative expenses	15,530
Total deductions	916,448
Net transfers from other trusts	29,780
Change in net assets	2,423,762
Net assets at end of year	$ 20,047,217

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2009

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual basis of accounting.

The Master Trust holds certain investments of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is ING.

1. Accounting Policies (continued)

The percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2009	2008
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	88.65%	89.08%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	3.94%	4.21%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	3.05%	3.02%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	3.17%	2.71%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.18%	0.18%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.85%	0.64%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.15%	0.15%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*0.00%	*0.00%
		100.00%	100.00%

* Less than 0.01%

1. Accounting Policies (continued)

Contributions to the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are sponsored by State Street Bank and Trust Company. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund were the Asset Allocation Funds which were custom funds established by the Corporation and were comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds were common/collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. Effective May 30, 2008, Target Date Funds (TDFs) were introduced to the Trust replacing the Asset Allocation Funds. The TDFs are custom funds established by the Lockheed Martin Investment Management Company, and are comprised of a mix of bank-commingled trust funds, separate accounts, and mutual funds managed by a number of investment managers. Each TDF is designed to be appropriate for a particular time horizon based upon a participant's retirement date. Effective May 29, 2009, the Value Equity Fund was introduced to the Master Trust, replacing the Vanguard Windsor Fund as an investment option.

A Self-Managed Account (SMA) option is available to the participants of the Plans included in the Master Trust whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plans at the participant's direction. No investment contribution may be made directly to the SMA. Amounts invested in the SMA option are transferred from initial investments made in other available Plan investment options.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional disclosure of fair value measurements.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date. Net realized and unrealized gain/loss includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with wrapper contracts to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets present the fair value of the fully benefit-responsive investment contracts in the Master Trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets and trust balances is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

1. Accounting Policies (continued)

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contracts in the managed separate accounts purchased from MetLife and several other banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plans on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuers of the wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Those changes relate to modifications in investment classifications as a result of the issuance of additional accounting standards.

In April 2009, the Financial Accounting Standards Board (FASB) issued a standard to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. The standard also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities. The Master Trust adopted the guidance in the standard for the reporting period ended December 31, 2009. Adoption of the standard did not have a material effect on the Master Trust's Statements of Net Assets or its Statement of Changes in Net Assets and Trust Balances.

In May 2009, the FASB issued a standard related to accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The standard was amended in February 2010. The Master Trust has adopted the standard, as amended.

1. Accounting Policies (continued)

In January 2010, the FASB issued an accounting standard update to clarify certain existing fair value disclosures and require additional disclosures related to fair value measurements. The guidance in the update clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The update also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the update introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in the update becomes effective for reporting periods beginning after December 15, 2009. Management is currently evaluating the effect that the provisions of the update will have on the Master Trust's financial statements.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Contributions to the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2009 and 2008, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are credited to participants' accounts of the Plans.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plans that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity

2. Description of Trust (continued)

needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2009 and 2008, there were no such advances payable to the Corporation.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

The Master Trust includes cash equivalents which include highly liquid instruments with original maturities of 90 days or less.

3. Investments

Net Realized and Unrealized Gains (Losses)

The components of net realized and unrealized gain (loss) for the year ended December 31, 2009 are as follows:

		(In thousands)
Equity:		
U.S. equity securities	$	418,936
U.S. equity securities - Lockheed Martin Corp.		(561,385)
International equity securities		31,318
Commingled equity funds		1,412,854
Fixed income:		
Corporate debt securities		1,297
U.S. Government securities		19,235
Other fixed income		333,017
Net realized and unrealized gain on investments	$	1,655,272
Cash and cash equivalents		648
Total net realized and unrealized gain	$	1,655,920

Investment Contracts

As described in Note 1, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain fully benefit-responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participants' balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by MetLife and monthly by the SSgA and Invesco CCTs. The contracts have no specific maturity dates.

The average yield earned under the MetLife contract for 2009 and 2008 was 14.75% and (7.26)%, respectively. The average yield credited to participants under the Metlife contract for 2009 and 2008 was 1.93% and 5.45%, respectively.

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2009			2008		
Type	Major Credit Rating	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ 377,049	$ 2,135	$ 2,321	$ 323,386	$ 2,124	$ 47,579
SSGA - -CCT	N/A	$ 676,285	N/A	$ (3,181)	$ 683,757	N/A	$ (16,033)
Invesco -CCT	N/A	$ 1,483,699	$ 1,760	$ (47,134)	$ 1,344,091	$ 2,397	$ 42,908

Issuer-Initiated Contract Termination

The terms of the MetLife contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment to the Master Trust in cash equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Master Trust to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or changes in plan administrative procedures; (2) addition of a competing fixed income

3. Investments (continued)

fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a business unit where the participants employed by that unit represent more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. The Master Trust terminated the MetLife contract at par value in February 2010.

4. Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value.

U.S. equity securities and international securities are traded on national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are public investment vehicles valued using the Net Asset Value ("NAV") provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or

4. Fair Value Measurements (continued)

categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

Fixed income securities are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income includes a stable value fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Guaranteed investment contract: Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GIC is determined using the income approach methodology. The wrap contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investment assets at fair value as of December 31, 2009:

4. Fair Value Measurements (continued)

(In thousands)

Investment Assets as of 12/31/2009	Level 1	Level 2	Level 3	Total
Equity:				
U.S. equity securities	$ 1,903,904	$ -	$ -	$ 1,903,904
U.S. equity securities - Lockheed Martin Corp.	4,695,159	-	-	4,695,159
International equity securities	104,082	-	-	104,082
Commingled equity funds	2,438,623	4,724,238	-	7,162,861
Fixed income:				
Corporate debt securities	-	52,088	-	52,088
U.S. Government securities	-	1,079,913	-	1,079,913
Other fixed income	3,576	3,810,532	-	3,814,108
Guaranteed investment contracts	-	377,049	-	377,049
Wrap contracts	-	-	3,895	3,895
Total Investment Assets at Fair Value	$ 9,145,344	$ 10,043,820	$ 3,895	$ 19,193,059

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investment assets at fair value as of December 31, 2008:

(In thousands)

Investment Assets as of 12/31/2008	Level 1	Level 2	Level 3	Total
Equity:				
U.S. equity securities	$ 714,555	$ -	$ -	$ 714,555
U.S. equity securities - Lockheed Martin Corp.	5,169,011	-	-	5,169,011
International equity securities	44,281	-	-	44,281
Commingled equity funds	2,462,596	4,514,382	-	6,976,978
Fixed income:				
Corporate debt securities	-	107,096	-	107,096
U.S. Government securities	-	1,086,240	-	1,086,240
Other fixed income	-	2,218,747	-	2,218,747
Guaranteed investment contracts	-	323,386	-	323,386
Wrap contracts	-	-	4,521	4,521
Total Investment Assets at Fair Value	$ 8,390,443	$ 8,249,851	$ 4,521	$ 16,644,815

4. Fair Value Measurements (continued)

Level 3 Gains and Losses

The fair value of the wrap contract of $3,895,000 and $4,521,000 at December 31, 2009 and 2008, respectively, is considered a Level 3 investment due to certain unobservable inputs. The change in the wrap contract's fair value in the amount of $626,000 is due to unrealized gains and losses and purchases and sales.

5. Parties-in-Interest Transactions

The following transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Master Trust invests in common stock of the Company. The Master Trust held 62,230,048 and 61,412,875 shares of the Company's common stock as of December 31, 2009 and 2008, respectively. Dividends earned by the Master Trust on the Company's common stock were $145,323,100 for the year ended December 31, 2009.

The Master Trust invests in certain investments that are sponsored by the Trustee. These investments include the following: S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

ING Clarion Real Estate Securities, L.P. manages certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. is a wholly owned subsidiary of ING Group and is, therefore, a party-in-interest.

The Department of Labor has granted a prohibited transaction exemption to the Trustee. The prohibited transaction exemption applied to the cash sale of certain mortgage, mortgage-related, and other asset-backed securities by the Trustee's stable value commingled funds and separate accounts both holding assets of various employee benefit plans, including the Master Trust. In connection with the sale, the Trustee transferred to and allocated $450,000,000 among the accounts related to the Master Trust.

6. Subsequent Event

In February 2010, the Master Trust terminated the MetLife contract, a fully benefit-responsive investment contract.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried
Savings Plan, by Lockheed Martin
Corporation as Plan Administrator

Date June 25, 2010

by: /s/ Steve W. Brinch
Steve W. Brinch, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-162716, 333-146963, 333-113771, 333-58069, 333-20117, and 033-58097) pertaining to Lockheed Martin Corporation Salaried Savings Plan of our report dated June 25, 2010, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Salaried Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Mitchell & Titus, LLP

Washington, DC
June 25, 2010